

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

March 22, 2010

Via U.S. Mail and Facsimile to (248) 844-0302

Mr. Thomas W. Itin
Chief Executive Officer
LBO Capital Corp.
3509 Auburn Rd., Suite 200
Auburn Hills, MI 48326-3318

> **Re: LBO Capital Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Response Letter Dated March 8, 2010**
> **Response Letter Dated August 7, 2009**
> **File No. 033-19107**

Dear Mr. Itin:

We have reviewed your filing and response and have the following comments. In our comments we ask you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

1.   We note from your response to comment two of our letter dated February 22, 2010 that you hope to obtain an appraisal in the next 30-60 days. Please tell us the results of the appraisal as soon as possible.

2.   We note from your response letter dated August 7, 2009, that you will amend
         your 2008 Form 10-K to address comments 1-9 and 13-17 from our letter dated
         July 10, 2009. We remind you to address these comments in your forthcoming
         amendment to Form 10-K.

                                    *   *   *   *

Closing Comments

         As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
response to our comments and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your response to our comments.

         You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-
3688 if you have questions regarding comments on the financial statements and related
matters. Questions on other disclosure issues may be directed to Cathey Baker at (202)
551-3326 or to me, who supervised the review of your filing, at (202) 551-3790.

                                             Sincerely,

                                             John Reynolds
                                             Assistant Director